16013644

Mail Processing Section
MAR 01 2016
Washington DC
411

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66959

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Halen Capital Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

301 S. Missouri Ave.
(No. and Street)

Clearwater (City) FL (State) 33756 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Green & Company, CPAs
(Name – *if individual, state last, first, middle name*)

10320 N. 56th Street, Suite 330 (Address) Temple Terrace (City), FL (State) 33617 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Craig Ridenhour, CEO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Halen Capital Management, Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

GERALD GUNKEL
Notary Public - State of Florida
Commission # FF 191965
My Comm. Expires Jan 21, 2019
Bonded through National Notary Assn.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HALEN | CAPITAL

HALEN CAPITAL MANAGEMENT, INC.

Clearwater, Florida

Audited Consolidated Financial Statements

At December 31, 2015 and 2014,
and for the years then ended

(Together with Independent Auditors' Report)

Table of Contents

Green & Company, CPAs
A PCAOB Registered Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Halen Capital Management, Inc.

We have audited the accompanying statement of financial condition of Halen Capital Management, Inc. as of December 31, 2015, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Halen Capital Management, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Halen Capital Management, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of Halen Capital Management, Inc.'s financial statements. The supplemental information is the responsibility of Halen Capital Management, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Green & Company, CPAs

Green & Company, CPAs
Temple Terrace, FL
February 29, 2016

10320 N 56th Street, Suite 330 Temple Terrace, FL 33617 813.606.4388

HALEN CAPITAL MANAGEMENT, INC.
Statements of Financial Condition
At December 31, 2015 and 2014

Assets	**2015**	**2014**
Current Assets:		
Cash and due from banks	$ 899,845	$ 392,730
Securities	540	—
Notes receivable, net of allowance	100,344	106,291
Accounts Receivable	61,061	1,183,055
Prepaid expenses	208,622	57,584
Other assets	13,407	45,779
Total current assets	1,283,819	1,785,439
Equipment, net	82,013	18,163
Goodwill & other intangible assets	94,256	94,256
Total assets	$ 1,460,088	$ 1,897,858
Liabilities and Stockholders' Equity		
Current Liabilities:		
Accounts Payable	$ 687,519	$1,016,684
Accrued expenses	42,131	131,495
Other liabilities	15,752	9,065
Total current liabilities	745,402	1,157,244
Commitments and related party transactions Stockholders' equity:		
Common stock – no par value; 100,000 shares authorized, 1,000 shares issued and outstanding, respectively;	—	—
Additional paid-in capital	2,600,000	825,000
Accumulated deficit	(1,885,314)	(84,386)
Total stockholders' equity	714,686	740,614
Total liabilities and stockholders' equity	$ 1,460,088	$ 1,897,858

See Accompanying Notes to Financial Statements.

HALEN CAPITAL MANAGEMENT, INC.
Statements of Operations
Years Ended December 31, 2015 and 2014

	2015	2014
REVENUE		
Trading profits	$ 526,009	$ 2,279,292
Finder's fees	—	2,086,700
Placement fee income	176,268	1,203,401
Commissions	119,200	74,862
Advisory fees	165,000	—
Managed account fees	35,475	52,731
Other income	14,100	7,500
Total revenue	1,036,052	5,704,486
EXPENSES		
Compensation and benefits	1,399,808	4,563,775
Occupancy and equipment expense	243,163	58,698
Business development	144,021	175,559
Registration and licensing	24,806	27,820
Terminal fees	113,095	136,484
Clearing expense	93,877	124,151
Regulatory fees and costs	46,374	22,969
Data processing costs	133,437	87,923
Office supplies, telephone and postage	17,185	6,569
Advertising and public relations	1,628	102,000
Professional fees	300,263	164,846
Management fees	179,688	153,937
Insurance costs	10,365	8,901
Other miscellaneous expense	22,358	18,365
Total expenses	2,730,068	5,651,997
Income (Loss) from operations:	(1,694,016)	52,489
OTHER INCOME (EXPENSE):		
Interest income - Other	3,012	6,586
Fair Market Value Adjustments - Warrants	(32,384)	—
Provision for doubtful accounts	(77,540)	—
Net (Loss) Income	$ (1,800,928)	$ 59,075

See Accompanying Notes to Financial Statements.

HALEN CAPITAL MANAGEMENT, INC.
Statements of Changes in Stockholders' Equity
For the Years Ended December 31, 2015 and 2014

	Common Shares			Retained	Total
	Number	Amount	Paid in Capital	Eanings	Equiy
Balance, December 31, 2013	1,000	-	$ 549,343	$ (143,461)	$ 405,882
Capital contributions	-	-	275,657	-	275,657
Net loss	-	-	-	59,075	59,075
Balance, December 31, 2014	1,000	-	825,000	(84,386)	740,614
Capital contributions	-	-	1,775,000	-	1,775,000
Net income	-	-	-	(1,800,928)	(1,800,928)
Balance, December 31, 2015	1,000	$ -	$ 2,600,000	$ (1,885,314)	$ 714,686

See Accompanying Notes to Financial Statements.

HALEN CAPITAL MANAGEMENT, INC.
Statements of Cash Flows
For the Years Ended December 31, 2015 and 2014

	2015	2014
Cash flows used in operating activities:		
Net (loss) income	$ (1,800,928)	$ 59,075
Adjustments to reconcile net (loss) income to net cash used in operating activities:		
Decrease (Increase) in accounts receivable	1,121,994	(1,108,117)
Increase in notes receivable	(121,593)	(30,735)
Increase in prepaid expenses	(101,038)	(21,156)
Increase in other assets	(12)	(28,461)
Provision for losses	77,540	—
Fair Market Value Adjustments - Warrants	32,384	—
Depreciation expense	14,859	4,660
(Decrease) Increase in accounts payable	(329,165)	964,753
(Decrease) Increase in accrued expenses and other liabilities	(82,677)	80,197
Net cash used in operating activities	(1,188,636)	(79,784)
Cash flows used in investing activities:		
Purchase of securities	(540)	—
Purchase of premises and equipment	(78,709)	(15,679)
Net cash used in investing activities	(79,249)	(15,679)
Cash flows from financing activities:		
Capital contributions	1,775,000	275,657
Net cash provided by financing activities	1,775,000	275,657
Net increase (decrease) in cash and due from banks	507,115	180,194
Cash and due from banks at beginning of period	392,730	212,536
Cash and due from banks at end of period	$ 899,845	$ 392,730

See Accompanying Notes to Financial Statements.

(1) Summary of Significant Accounting Policies

General. Halen Capital Management, Inc. (the "Company") is a broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of The Financial Industry Regulatory Authority (FINRA). The Company is a Delaware Corporation. The Company was acquired by AtlasBanc Holdings, Corp. ("Parent") on October 31, 2012. The Company is engaged in a single line of business as a securities broker dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses. Halen's primary focus is on two market segments, fixed income and investment banking.

Subsequent Events. Management has evaluated events occurring subsequent to the Consolidated Statement of Financial Position through February 26, 2016 (the financial statement issuance date). Management has determined that no significant events require additional disclosure in these consolidated financial statements.

Use of Estimates. In preparing these financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents. For purposes of the statements of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Securities. Securities for which the Company has the positive intent and ability to hold to maturity are classified as "held to maturity" and reported at amortized cost. Securities are classified as "trading" securities if bought and held principally for the purpose of selling them in the near future. Trading securities are recorded at fair value with unrealized gains and losses included in operations. Securities classified as "available for sale" are those securities that may be sold prior to maturity as part of the Company's asset/liability management strategies or in response to other factors. These securities are reported at fair value with unrealized gains and losses excluded from operations and reported, net of tax, as a separate component of stockholders' equity in accumulated other comprehensive income until realized. At December 31, 2015 and 2014, the Company only had trading securities.

Notes Receivable, net. Notes receivable include loans to employees and independent contractors, net of an allowance for doubtful accounts. In determining the allowance for doubtful accounts related to former employees or independent contractors, management primarily considers our historical collection experience as well as other factors including: any amounts due at termination, the reasons for the terminated relationship, and the former financial advisor's overall financial position.

Accounts Receivable. Accounts receivable include fee income receivables from broker-dealers and clearing organizations and other fees receivable for which services have already been completed. A corresponding payable is recorded for commissions due to our employees and independent contractors on trading profits, commissions and other fees earned but not yet received.

(1) Summary of Significant Accounting Policies, Continued

Equipment, net. Furniture, fixtures, and data processing equipment, are stated at cost less accumulated depreciation. Depreciation expense is computed using the straight-line method over the estimated useful lives of the depreciable assets, ranging from three to seven years. The useful lives used in computing depreciation range as follows:

Furniture and fixtures	3 - 7 years
Data processing equipment and software	3 – 5 years

Goodwill. The Company tests goodwill for impairment annually. The test requires the Company to determine the fair value of the Company and compare its fair value to its carrying value. The fair value of the Company is estimated using management valuation models. While management believes the sources utilized to arrive at the fair value estimates are reliable, different sources or methods could have yielded different fair value estimates. These fair value estimates require a significant amount of judgment. Changes in management's valuation of the Company may affect future results of operations through the recognition of a goodwill impairment charge. At December 31, 2015 and 2014, the fair value of the reporting unit was greater than its carrying value. Therefore, goodwill was not impaired. If the fair value of the Company declines below the carrying amount, the Company would have to perform the second step of the impairment test. This step requires the Company to fair value all assets (recognized and unrecognized) and liabilities in a manner similar to the purchase price allocation.

Revenue Recognition. Gross revenues for the Company include income from fixed income distribution, finder's fees, investment banking, advisory fees, commissions and other miscellaneous fees. Revenues are recognized when earned and the transaction or services performed are essentially complete.

The Company operates fixed income trading and distribution centers in Clearwater, New York, and San Antonio, Texas. These centers service other financial services institutions including, banks, broker dealers, hedge funds and Registered Investment Advisors ("**RIAs**"). At present, Halen has operations and production in riskless principal trading, or distribution for fixed income. Revenues and related expenses from these securities transactions are recorded on a settlement date basis.

On occasion, the Company may earn a finder's fee for identifying sources for project financing to others. Our responsibility is limited to introducing the client to potential funding sources and does not participate in the negotiation of, make recommendations, or give advice surrounding the funding transaction. These revenues are recognized when our performance in connection with the transaction is complete.

The Company operates its investment banking activities out of offices in New York City, New York and Denver, Colorado. The first office focuses on general investment banking opportunities while the second office specializes in the mining and oil and gas industry. Investment banking revenues are recorded at the time a transaction is completed and the related income is reasonably determinable. Investment banking revenues include advisory fees and underwriting fees, net of reimbursable expenses, earned in connection with private placement of securities. Securities received in connection with investment banking transactions are carried at fair value.

Commission and other income include, but are not limited to, commissions earned on annuities, mutual funds and insurance products. Commission income is recorded as securities transactions occur and at the time income is reasonably determinable.

(1) Summary of Significant Accounting Policies, Continued

Income Taxes. The Company files a consolidated tax return with its Parent to the federal and state taxing authorities. GAAP sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. As of December 31, 2015 and 2014, management was not aware of any uncertain tax positions that would have a material effect on the Company's consolidated financial statements. The Company recognizes interest and penalties on income taxes, if any, as a component of income tax expense.

The income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities. In the event of changes in the tax laws, deferred tax assets and liabilities are adjusted in the period of the enactment of those changes, with the cumulative effects included in the current year's income tax provision. Deferred income tax expense results from changes in deferred tax assets and liabilities between periods.

Net deferred tax assets, whose realization is dependent on taxable earnings of future years, are recognized when a more-likely-than-not criterion is met, that is, unless a greater than 50% probability exists that the tax benefits will not actually be realized sometime in the future. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management's judgment. Deferred tax assets are reduced by a valuation allowance if, based on the weight of the evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

Advertising. The Company expenses all media advertising as incurred.

Reclassifications. Certain reclassifications may have been made to prior period financial statements to conform to the 2015 financial statements presentation. These reclassifications, if made, only changed the reporting categories but did not affect our results of operations or financial position.

Recent Pronouncements. Accounting Standards Update (ASU) No. 2015-17, "Balance Sheet Classification of Deferred Taxes". Current GAAP requires the deferred taxes for each jurisdiction (or tax-paying component of a jurisdiction) to be presented as a net *current* asset or liability and net *noncurrent* asset or liability. This requires a jurisdiction-by-jurisdiction analysis based on the classification of the assets and liabilities to which the underlying temporary differences relate, or, in the case of loss or credit carryforwards, based on the period in which the attribute is expected to be realized. Any valuation allowance is then required to be allocated on a pro rata basis, by jurisdiction, between current and noncurrent deferred tax assets. To simplify presentation, the new guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For public entities, the ASU is effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. For all other entities, the ASU is effective for annual periods beginning after December 15, 2017, and interim periods within annual periods after December 15, 2016. Adoption of ASU No. 2015-17 is not expected to have a significant impact on our financial statements.

(1) Summary of Significant Accounting Policies, Continued

Recent Pronouncements, continued. In May 2014, the FASB issued Accounting Standards Update ("ASU") No. 2014-09, *Revenue from Contracts with Customers.* This pronouncement outlines a single comprehensive model to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance. The core principle of ASU 2014-09 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. As originally proposed, this guidance was effective for annual reporting periods beginning on or after December 15, 2016, including interim periods within that reporting period, and early adoption was not permitted. In July 2015, the FASB approved the deferral of the effective date by one year, to annual reporting periods beginning on or after December 15, 2017, including interim periods within that reporting period. The FASB also voted to permit early adoption of the guidance but no earlier than the original effective date. Adoption of ASU No. 2014-09 is not expected to have a significant impact on our financial statements.

Accounting Standards Update (ASU) No. 2014-15, "Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern" provides guidance on determining when and how reporting entities must disclose going-concern uncertainties in their financial statements. It requires management to perform interim and annual assessments of an entity's ability to continue as a going concern within one year of the date of issuance of the entity's financial statements. Further, an entity must provide certain disclosures if there is "substantial doubt about the entity's ability to continue as a going concern." ASU No. 2014-15 will be effective for annual periods ending after December 15, 2016, and interim periods thereafter with early adoption permitted. Adoption of ASU No. 2014-15 is not expected to have a significant impact on our financial statements.

Accounting Standards Update ASU No. 2014-11, "Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures" requires entities to account for repurchase-to-maturity transactions as secured borrowings rather than as sales with forward repurchase agreements and expands disclosure requirements related to certain transfers of financial assets that are accounted for as sales and certain transfers (specifically, repos, securities lending transactions, and repurchase-to-maturity transactions) accounted for as secured borrowings. The accounting-related changes are effective for the first interim or annual period beginning after December 15, 2014. The disclosures for certain transactions accounted for as sales are required for interim and annual periods beginning after December 15, 2014. The disclosures for repos, securities lending transactions, and repos-to-maturity accounted for as secured borrowings are required for annual periods beginning after December 15, 2014, and interim periods beginning after March 15, 2015. Early adoption of the ASU No. 2014-11 is prohibited. Adoption of ASU No. 2014-11 did not have a significant impact on our financial statements.

The Financial Accounting Standards Board and other entities have issued additional new or modifications to, or interpretations of, existing accounting guidance during 2015. Management has carefully considered the new pronouncements that altered generally accepted accounting principles and does not believe that any other new or modified principles will have a material impact on the Company's reported financial position or operations in the near term.

(2) Securities

Securities have been classified according to management's intention. The Company's entire security portfolio was classified as trading securities at December 31, 2015. The Company's trading portfolio during 2015 consisted of a single GNMA REMIC. Halen did not hold any investments at December 31, 2014.

A REMIC, which is a Real Estate Mortgage Investment Conduit, is not made up of individual mortgages, but of mortgage-backed securities such as GNMA I and GNMA II securities. Almost all CMOs are REMICs. These instruments do not have specific contractual maturities.

The carrying amount of the security and its approximate fair values at December 31, 2015, is summarized as follows (in thousands):

December 31, 2015	***Amortized Cost***	***Gross Unrealized Gains***	***Gross Unrealized Losses***	***Fair Value***
Trading Securities - FHLMC CMO	$ 256	$ 284	$ —	$ 540

Securities purchased during the years ended December 31, 2015 and 2014 were $260 and $0, respectively.. There were no sales of trading securities for the years ended December 31, 2015 and 2014, respectively.

Trading securities measured at fair value on a recurring basis are summarized below (in thousands):

	Fair Value As of December 31,	***Quoted Prices In Active Markets for Identical Assets (Level I)***	***Significant Other Observable Inputs (Level II)***	***Significant Unobservable Inputs (Level III)***
2015				
Trading Securities - GNMA REMICs	$ 540	$ -	$ 540	$ -

(3) Notes Receivable, net.

Notes receivable include loans to employees and independent contractors. We offer loans to independent contractors and certain key revenue producers, primarily for recruiting and retention purposes. These loans are generally repaid over a twelve to eighteen month period with interest recognized as earned. There is no fee income associated with these loans. We assess future recoverability of these loans through analysis of individual financial advisor production or other performance standards. In the event that the financial advisor is no longer affiliated with us, any unpaid balance of such loan becomes immediately due and payable to us.

In determining the allowance for doubtful accounts related to former employees or independent contractors, management primarily considers our historical collection experience as well as other factors including: any amounts due at termination, the reasons for the terminated relationship, and the former financial advisor's overall financial position. When the review of these factors indicates that further collection activity is highly unlikely, the outstanding balance of such loan is written-off and the corresponding allowance is reduced. Based upon the nature of these financing receivables, we do not analyze this asset on a portfolio segment or class basis. Further, the aging of this receivable balance is

(3) Notes Receivable, net, continued. not a determinative factor in computing our allowance for doubtful accounts, as concerns regarding the recoverability of these loans primarily arise in the event that the financial advisor is no longer affiliated with us. We present the outstanding balance of loans to financial advisors on our Statements of Financial Condition, net of their applicable allowances for doubtful accounts. The was an allowance for doubtful accounts balance associated with all of our loans to financial advisors of $77,540 and $0 at December 31, 2015 and 2014, respectively. Of the December 31, 2015 loans to financial advisors, the portion of the balance, net of allowance, associated with financial advisors who are no longer affiliated with us is $119,968.

The notes receivable at December 31, 2015 and 2014, are summarized as follows:

	2015	2014
Independent contractor/employee loans	$ 227,884	$ 106,291
Allowance for doubtful accounts	(77,540)	—
Notes Receivable, net	$ 150,344	$ 106,291

(4) Accounts Receivable

Accounts receivable include fee income receivables from broker-dealers and clearing organizations and other fees receivable for which services have already been completed.

The receivables from broker-dealer and clearing organizations are principally for amounts due on fixed income distribution trading profits and other commissions receivable which are settled within 30 days of the transaction.

Through our investment banking division, in December 2014, the Company into an agreement whereby the Company agreed to introduce a firm to potential funding sources which would provide financing totaling $596.2 million. The Company's responsibilities were limited to the introduction of those potential funding sources. The Company did not participate in the negotiations surrounding the funding transaction, make recommendations or give advice concerning the funding transaction or act as placement or sub-placement agent in the transaction. For these services, the Company earned $2.1 million of which $1.0 million was payable immediately with the remaining $1.1 million payable in two installments in 2015.

The accounts receivable at December 31, 2015 and 2014, are summarized as follows:

	2015	2014
Other fees receivable	$ 20,951	$ 1,094,200
Broker dealer and clearing organizations	40,110	88,855
Accounts Receivable	$ 61,061	$ 1,183,055

Commission payable, included under accounts payable on the Statement of Financial Condition, to our employees and independent contractors on trading profits, commissions and other fees earned, included in above, on December 31, 2015 and 2014, respectively, were as follows:

	2014	2014
Other fees receivable	$ —	$ 923,270
Broker dealer and clearing organizations	576,996	91,106
Commissions Payable	$ 576,996	$ 1,014,376

(5) Equipment, net

A summary of premises and equipment as of December 31, 2015and 2014, respectively, is as follows:

	2015	2014
Furniture and fixtures	$ 77,640	$ 12,763
Data processing equipment and software	24,531	10,700
Total, at cost	102,171	23,463
Less accumulated depreciation	(20,158)	(5,300)
Premises and equipment, net	$ 82,013	$ 18,163

Depreciation expense was $14,858 and $4,660, for the years ended December 31, 2015 and 2014, respectively.

The Company leases a satellite facility in San Antonio, Texas and a facility in New York City, New York. Rent expense was $184,636 and $31,993 for the years ended December 31, 2015 and 2014, respectively. The lease in San Antonio expires in August 2017, while the lease in New York expires February 28, 2019. Lease commitments for future rent expense are as follows:

2016	$ 275,030
2017	262,164
2018	234,977
2019	39,163
Total	$ 811,334

(6) Goodwill

On October 31, 2012, 100% of the outstanding common stock of Halen was acquired by AtlasBanc Holdings, Corp. for $145,000. The accompanying financial statements include the results of operations of the Company for the period subsequent to the acquisition. The purchase price was allocated as follows ($ in thousands):

Cash	$ 56,521
Due to brokers	(5,777)
Goodwill	94,256
Total	$ 145,000

At December 31, 2015 and 2014, respectively, the fair value of the Company was greater than its carrying value. Therefore, goodwill was not impaired. If the fair value of the Company declines below the carrying amount, the Company would have to perform the second step of the impairment test. This step requires the Company to fair value all assets (recognized and unrecognized) and liabilities in a manner similar to purchase price allocation.

(7) Income Taxes

The Income tax benefit differs from the amount of income tax determined by applying the US federal income tax rate to pretax loss for the period ended December 31, 2015 and 2014 due to the following:

	2015		2014	
	Amount	Rate	Amount	Rate
Computed tax (benefit) expense at statutory rate	$(612,316)	(34.0)%	$ 20,086	34.0 %
(Increase) decrease) in income taxes resulting from:				
State income taxes, net of federal tax benefit	(64,833)	(3.6)%	2,127	3.6 %
Other miscellaneous	7,757	0.4 %	2,848	4.8 %
Total income (tax benefit) expense	$(669,392)	(37.2)%	$ 25,061	42.4 %
Valuation allowance	669,392	37.2 %	(25,061)	(42.4)%
Total income tax benefit recorded	$ —	0.0 %	$ —	0.0 %

At December 31, 2015 and 2014, the Company assessed its earnings history and trend over the past year, its estimate of future earnings over the next twelve months, and the expiration date of the net operating loss carryforward and determined that it is more likely than not that the deferred tax assets will not be realized in the near term. Accordingly, a valuation allowance is recorded at December 31, 2015 and 2014. Therefore, there was no tax benefit was recorded during the years then ended.

All income tax benefits in 2015 and 2014 were deferred income taxes.

The components of the net deferred tax asset at December 31, 2015 and 2014 are as follows (in thousands):

Deferred tax assets (liabilities):	2015	2014
Net operating loss carryforwards	$ 714,260	$ 28,464
Other accrued expenses	8,773	26,320
Contributions Carryforward	6,392	6,392
Stock-based compensation	1,633	1,633
Other, net	1,295	(73)
Deferred Tax Asset	732,353	62,736
Valuation Allowance	(732,353)	(62,736)
Net Deferred Tax Asset	$ —	$ -

At December 31, 2015, the Company had net operating loss carryforwards of approximately $1,899,600 available to offset future taxable income. Of that amount, $74,000 of these federal and state net operating loss carryforwards we acquired as part of the acquisition of the Company in 2012 (See Note 6 – Goodwill), and are subject to an annual limitation of $4,350 by Internal Revenue Code Section 382. These carryforwards will begin to expire in 2031.

Halen files consolidated income tax returns with its parent AtlasBanc Holdings, Corp. in the U.S. federal and state jurisdiction. The Company is no longer subject to U.S. federal and state income tax examinations by tax authorities for years before 2011.

(8) Related Party Transactions

The Company operated under a Management Services Agreement (the "Agreement") with the Parent during 2015 and 2014, where the Parent and/or its subsidiaries provided certain accounting, administrative and personnel services required by the Company in order to conduct business or pay for costs of such services on behalf of the Company. The Parent and/or its subsidiaries received $205,379 and $178,955 for those services for the years ended December 31, 2015 and 2014, respectively. Such amounts consisted of management oversight fee, occupancy charges and other charges as follows:

	2015	2014
Management Oversight Fees	$ 179,688	$ 153,937
Occupancy charges	19,740	19,340
Other charges	5,951	5,678
Total	$ 205,379	$ 178,955

The Company recognized $10,668 and $537,940 of placement fee income in connection with the sale of the Parent's common stock in 2015 and 2014, respectively. These fees are representative to those that would have been earned in an arm's length transaction.

(9) Net Capital Requirements

Halen is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Halen had net capital of $204,552 and $255,536 at December 31, 2015 and 2014, respectively. These amounts were $104,552 and $155,536, respectively, in excess of the required capital of $100,000, and the percentage of aggregate indebtedness to net capital was 364.0% and 453.0%, respectively.

(10) Contingencies

On December 24, 2013 the Company entered into a Memorandum of Understanding ("Agreement") with Stifel Nicolas ("Stifel") and John Schaible related to the failure to fulfill certain contractual obligations related to the delivery of certain securities to Stifel. The terms of the Agreement provide for the payment of $250,000 on December 8, 2013 by John Schaible to Stifel and payment by John Schaible of $672,000 to Stifel by January 15, 2016 either in cash or through referral of business. On December 31, 2013 the Company entered into an Assignment of Claim Agreement ("Assignment") with its Parent, whereby the Parent agreed to assume liability to resolve all outstanding claims and obligations and to indemnify Mr. Schaible with respect to the Agreement. Therefore, there was no impact on the accompanying financial statements as a result of the agreement.

On March 26, 2015, the Company entered into a settlement agreement with Swedbank AB in connection with the FINRA arbitration filed in February 2014. As part of the settlement agreement and mutual release of claims, the specific terms of the agreement and the amount of settlement must remain confidential. However, it should be noted that the Company was able to settle this matter to management's satisfaction.

(10) Contingencies, Continued.

FINRA Inquiry

Under its regulatory mandate, FNRA regularly investigates the sale of securities of an affiliated company by a member firm to determine if any violations of federal securities laws or FINRA, NASD, NYSE, or MSRB rules have occurred. On November 6, 2013, Halen Capital Management, Inc. was notified of such an investigation and alleged violations of Rule 10b-9 under the Exchange Act, and FINRA Rules 2010 and 8210. This inquiry should not be construed that the FINRA Enforcement department or its staff has determined that any such violation has occurred.

As of February 25, 2016, Halen Capital submitted a preliminarily accepted Acceptance Waiver Consent ("AWC") – (settlement), without admitting or denying any allegations. FINRA has indicated that the AWC was in process of approval.

Various legal claims may arise from time to time in the normal course of business which, in the opinion of management, will have no material effect on the Company's financial statements.

HALEN CAPITAL MANAGEMENT, INC.
Schedule of Computation of Net Capital Under Rule 15c3-1
Of the Securities and Exchange Commission

December 31, 2015

Net Capital

Total stockholders' equity from statement of condition	$	714,686
Less non-allowable assets:		
Goodwill		(94,256)
Premises and equipment		(82,013)
Receivables from non-customers		(111,836)
Prepaid expenses		(208,622)
Other assets		(13,407)
Net capital	$	204,552

Computation of Basic Net Capital Requirement

Minimum net capital required (based on aggregate indebtedness)	$	49,693
Minimum net capital required of reporting broker or dealer	$	100,000
Minimum net capital requirement (greater of above)	$	100,000
Excess net capital	$	104,552
Aggregate indebtedness	$	745,402
Percent of aggregate indebtedness to net capital		364%

Reconciliation of Supporting Schedules with Most Recent Part II Filing

There are no material differences between the computations of net capital pursuant to Rule 15c3-1. Included in Form X-17A-5 Part II as previously filed with the commission and the schedules contained herein.

Green & Company, CPAs
A PCAOB Registered Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Halen Capital Management, Inc.

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Halen Capital Management, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Halen Capital Management, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(ii) (the "exemption provisions") and (2) Halen Capital Management, Inc. stated that Halen Capital Management, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Halen Capital Management, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Halen Capital Management, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Green & Company, CPAs

Green & Company, CPAs
Temple Terrace, FL
February 29, 2016

10320 N 56th Street, Suite 330 *Temple Terrace, FL 33617* *813.606.4388*

Green & Company, CPAs
A PCAOB Registered Accounting Firm

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors of
Halen Capital Management, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Halen Capital Management, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Halen Capital Management, Inc.'s compliance with the applicable instructions of Form SIPC-7. Halen Capital Management' management is responsible for Halen Capital Management, Inc.s' compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Green & Company, CPAs

Green & Company, CPAs
Temple Terrace, FL
February 29, 2016

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12-31-2015

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Halen Capital Management Inc
301 S Missouri Ave, 2nd Floor
Clearwater, FL 33756-5833

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Gary R. Purwin 914-523-3894

WORKING COPY

2. A. General Assessment (item 2e from page 2) $ 5,234.94

B. Less payment made with SIPC-6 filed (**exclude interest**) (3,606.85)

07-2015
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1,628.09

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,628.09

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,628.09

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Halen Capital Management Inc
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

(Title)

Dated the_____ day of________________, 20_____.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01-01-2015
and ending 12-31-2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,039,060
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	1,158,426
(7) Net loss from securities in investment accounts.	
Total additions	1,158,426
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	30,932
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	102
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	58,378
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Reimbursement of prior year's legal fees (Deductions in excess of $100,000 require documentation)	14,100
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	103,512
2d. SIPC Net Operating Revenues	$ 2,093,974
2e. General Assessment @ .0025	$ 5,234.94

(to page 1, line 2.A.)

SIPC-7 Instructions

This form is to be filed by all members of the Securities Investor Protection Corporation whose fiscal years end in 2011 and annually thereafter. The form together with the payment is due no later than 60 days after the end of the fiscal year, or after membership termination. Amounts reported herein must be readily reconcilable with the member's records and the Securities and Exchange Commission Rule 17a-5 report filed. Questions pertaining to this form should be directed to SIPC via e-mail at form@sipc.org or by telephoning 202-371-8300.

A. For the purposes of this form, the term "SIPC Net Operating Revenues" shall mean gross revenues from the securities business as defined in or pursuant to the applicable sections of the Securities Investor Protection Act of 1970 ("Act") and Article 6 of SIPC's bylaws (see page 4), less item 2c(9) on page 2.

B. Gross revenues of subsidiaries, except foreign subsidiaries, are required to be included in SIPC Net Operating Revenues on a consolidated basis except for a subsidiary filing separately as explained hereinafter.

If a subsidiary was required to file a Rule 17a-5 annual audited statement of income separately and is also a SIPC member, then such subsidiary must itself file SIPC-7, pay the assessment, and should not be consolidated in your SIPC-7.

SIPC Net Operating Revenues of a predecessor member which are not included in item 2a, were not reported separately and the SIPC assessments were not paid thereon by such predecessor, shall be included in item 2b(1).

C. Your General Assessment should be computed as follows:

(1) Line 2a For the applicable period enter total revenue based upon amounts reported in your Rule 17a-5 Annual Audited Statement of Income prepared in conformity with generally accepted accounting principles applicable to securities brokers and dealers. or if exempted from that rule, use X-17A-5 (FOCUS Report) Line 12, Code 4030.

(2) Adjustments The purpose of the adjustments on page 2 is to determine SIPC Net Operating Revenues.

(a) Additions Lines 2b(1) through 2b(7) assure that assessable income and gain items of SIPC Net Operating Revenues are totaled, unreduced by any losses (e.g., if a net loss was incurred for the period from all transactions in trading account securities, that net loss does not reduce other assessable revenues). Thus, line 2b(4) would include all short dividend and interest payments including those incurred in reverse conversion accounts, rebates on stock loan positions and repo interest which have been netted in determining line 2(a).

(b) Deductions Line 2c(1) through line 2c(9) are either provided for in the statue, as in deduction 2c(1), or are allowed to arrive at an assessment base consisting of net operating revenues from the securities business. For example, line 2c(9) allows for a deduction of either the total of interest and dividend expense (not to exceed interest and dividend income), as reported on FOCUS line 22/PART IIA line 13 (Code 4075), plus line 2b(4) or 40% of interest earned on customers' securities accounts (40% of FOCUS Line 5 Code 3960). Be certain to complete both line (i) and (ii), entering the greater of the two in the far right column. Dividends paid to shareholders are not considered "Expense" and thus are not to be included in the deduction. Likewise, interest and dividends paid to partners pursuant to the partnership agreements would also not be deducted.

If the amount reported on line 2c (8) aggregates to $100,000 or greater, supporting documentation must accompany the form that identifies these deductions. Examples of support information include; contractual agreements, prospectuses, and limited partnership documentation.

(i) Determine your SIPC Net Operating Revenues, item 2d, by adding to item 2a, the total of item 2b, and deducting the total of item 2c.

(ii) Multiply SIPC Net Operating Revenues by the applicable rate. Enter the resulting amount in item 2e and on line 2A of page 1.

(iii) Enter on line 2B the assessment due as reflected on the SIPC-6 previously filed.

(iv) Subtract line 2B and 2C from line 2A and enter the difference on line 2D. This is the balance due for the period.

(v) Enter interest computed on late payment (if applicable) on line 2E.

(vi) Enter the total due on line 2F and the payment of the amount due on line 2G.

(vii) Enter overpayment carried forward (if any) on line 2H.

D. Any SIPC member which is also a bank (as defined in the Securities Exchange Act of 1934) may exclude from SIPC Net Operating Revenues dividends and interest received on securities in its investment accounts to the extent that it can demonstrate to SIPC's satisfaction that such securities are held, and such dividends and interest are received, solely in connection with its operations as a bank and not in connection with its operations as a broker, dealer or member of a national securities exchange. Any member who excludes from SIPC Net Operating Revenues any dividends or interest pursuant to the preceding sentence shall file with this form a supplementary statement setting forth the amount so excluded and proof of its entitlement to such exclusion.

E. *Interest on Assessments.* If all or any part of assessment payable under Section 4 of the Act has not been postmarked within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum on the unpaid portion of the assessment for each day it has been overdue.

F. Securities and Exchange Commission Rule 17a-5(e)(4) requires those who are not exempted from the audit requirement of the rule and whose gross revenues are in excess of $500,000 to file a supplemental independent public accountants report covering this SIPC-7 no later than 60 days after their fiscal year ends.

Mail this completed form to SIPC together with a check for the amount due, made payable to SIPC, using the enclosed return PO BOX envelope or wire the payment to:
Bank Name: Citibank, New York
Swift: CITIUS33
ABA#: 021000089
Account Number: 30801482
Address: 111 Wall Street, New York, New York 10043 USA
On the wire identify the name of the firm and its SEC Registration 8-# and label it as "for assessment."
Please fax a copy of the assessment form to (202)223-1679 or e-mail a copy to form@sipc.org on the same day as the wire.

From Section 16(9) of the Act:
The term "gross revenues from the securities business" means the sum of (but without duplication)—

(A) commissions earned in connection with transactions in securities effected for customers as agent (net of commissions paid to other brokers and dealers in connection with such transactions) and markups with respect to purchases or sales of securities as principal;

(B) charges for executing or clearing transactions in securities for other brokers and dealers;

(C) the net realized gain, if any, from principal transactions in securities in trading accounts;

(D) the net profit, if any, from the management of or participation in the underwriting or distribution of securities;

(E) interest earned on customers' securities accounts;

(F) fees for investment advisory services (except when rendered to one or more registered investment companies or insurance company separate accounts) or account supervision with respect to securities;

(G) fees for the solicitation of proxies with respect to, or tenders or exchanges of, securities;

(H) income from service charges or other surcharges with respect to securities;

(I) except as otherwise provided by rule of the Commission, dividends and interest received on securities in investment accounts of the broker or dealer;

(J) fees in connection with put, call, and other options transactions in securities;

(K) commissions earned for transactions in (i) certificates of deposit, and (ii) Treasury bills, bankers acceptances, or commercial paper which have a maturity at the time of issuance of not exceeding nine months, exclusive of days of grace, or any renewal thereof, the maturity of which is likewise limited, except that SIPC shall by bylaw include in the aggregate of gross revenues only an appropriate percentage of such commissions based on SIPC's loss experience with respect to such instruments over at least the preceding five years; and

(L) fees and other income from such other categories of the securities business as SIPC shall provide by bylaw.

Such term includes revenues earned by a broker or dealer in connection with a transaction in the portfolio margining account of a customer carried as securities accounts pursuant to a portfolio margining program approved by the Commission. Such term does not include revenues received by a broker or dealer in connection with the distribution of shares of a registered open end investment company or unit investment trust or revenues derived by a broker or dealer from the sales of variable annuities, the business of insurance, or transactions in security futures products.

From Section 16(14) of the Act:
The term "Security" means any note, stock, treasury stock, bond, debenture, evidence of indebtedness, any collateral trust certificate, preorganization certificate or subscription, transferable share, voting trust certificate, certificate of deposit, certificate of deposit for a security, or any security future as that term is defined in section 78c(a)(55)(A) of this title, any investment contract or certificate of interest or participation in any profit-sharing agreement or in any oil, gas or mineral royalty or lease (if such investment contract or interest is the subject of a registration statement with the Commission pursuant to the provisions of the Securities Act of 1933 [15 U.S.C. 77a et seq.]), any put, call, straddle, option, or privilege on any security, or group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase or sell any of the foregoing, and any other instrument commonly known as a security. Except as specifically provided above, the term "security" does not include any currency, or any commodity or related contract or futures contract, or any warrant or right to subscribe to or purchase or sell any of the foregoing.

From SIPC Bylaw Article 6 (Assessments):
Section 1(f):
The term "gross revenues from the securities business" includes the revenues in the definition of gross revenues from the securities business set forth in the applicable sections of the Act.

Section 3:
For purpose of this article:
(a) The term "securities in trading accounts" shall mean securities held for sale in the ordinary course of business and not identified as having been held for investment.
(b) The term "securities in investment accounts" shall mean securities that are clearly identified as having been acquired for investment in accordance with provisions of the Internal Revenue Code applicable to dealers in securities.
(c) The term "fees and other income from such other categories of the securities business" shall mean all revenue related either directly or indirectly to the securities business except revenue included in Section 16(9)(A)-(L) and revenue specifically excepted in Section 4(c)(3)(C)[Item 2c(1), page 2].

Note: If the amount of assessment entered on line 2e of SIPC-7 is greater than 1/2 of 1% of "gross revenues from the securities business" as defined above, you may submit that calculation along with the SIPC-7 form to SIPC and pay the smaller amount, subject to review by your Examining Authority and by SIPC.

SIPC Examining Authorities:

ASE American Stock Exchange, LLC
CBOE Chicago Board Options Exchange, Incorporated
CHX Chicago Stock Exchange, Incorporated
FINRA Financial Industry Regulatory Authority
NYSE, Arca, Inc.
NASDAQ OMX PHLX
SIPC Securities Investor Protection Corporation